November 4, 2003

Via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Bramwell Funds, Inc. ("Registrant")

Request for Withdrawal of Post-Effective Amendments No. 12 and No. 13 to the

Registrant's Registration Statement on Form N-1A ("Amendment")

SEC File Nos. 333-79742 and 811-08546

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, on behalf of the Registrant, we hereby request that the Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendments No. 12 and No. 13 to the Registrant's Registration Statement on Form N-1A, which were filed with the Commission on October 31, 2003 and November 3, 2003, respectively.

Due to technical errors, Post Effective Amendment No. 12 (accession no. 0001068590-03-000122) was filed under EDGAR Form Type "N-1A" instead of "485BPOS", and Post Effective Amendment No. 13 (accession no. 0001068590-03-000125) was filed with a mislabeled cover sheet. In order to correct these errors, we filed new Post-Effective Amendment No. 14 on November 3, 2003 (accession no. 0001068590-03-000127) using the correct EDGAR Form Type and cover sheet. No securities were sold in connection with Post -Effective Amendments No. 12 or No. 13.

If you have any questions or comments, please do not hesitate to contact Eric C. Griffith at 212.698.3584 or the undersigned at 212.698.3590.

Sincerely,

/s/ Margaret A. Bancroft

Margaret A. Bancroft

Dechert LLP